Exhibit 99.1

Genius Group Buys Back 6,600,000 Company Shares

First Tranche Completes 50% of Board-Authorised Mandate. Up to 43.3 Million Shares Targeted for Removal from Issued Capital.

SINGAPORE, June 15, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today announced that it has bought back 6,600,000 Class A Ordinary Shares in a privately negotiated off-market transaction with a non-affiliated private holder, representing 50% of the 13.2 million share buyback authorised by the Company’s Board of Directors on June 7, 2026.

The repurchase was executed in a privately negotiated transaction at a price below the recent trading price of the Company’s Class A Ordinary Shares on the NYSE American, providing immediate accretion to the Company’s Net Asset Value per Share (“NAVPS”) for the benefit of remaining shareholders.

Further to the buyback, the Company will cancel the 6,600,000 shares in accordance with applicable Singapore and U.S. requirements, reducing the Company’s issued share capital accordingly.

Roger James Hamilton, Founder and CEO of Genius Group, said “This buyback advances our capital allocation strategy of building shareholder value through Net Asset Value per Share (NAVPS). Genius Group currently trades at a meaningful discount to its NAVPS, and the Board and management are committed to taking disciplined, value-accretive actions to narrow that discount over time, including through further buybacks and share cancellations.”

Path to a Further 36.7 Million Share Reduction

Following today’s transaction, the Company has identified an aggregate of up to 36.7 million additional Class A Ordinary Shares targeted for removal from issued capital, comprising:

●	6.6 million shares authorised but not yet repurchased under the shareholder-approved mandate; and
●	30.1 million shares previously identified by the Company through its ERL Share Count Exercise and ICC arbitration proceedings as targeted for retirement or removal, subject to the relevant legal and regulatory processes.

Taken together with the 6,600,000 shares cancelled today, this represents up to 43.3 million shares, which is equivalent to approximately 36% of the Company’s public float.

The Company is targeting to continue to remove these shares from its issued share capital over time. While the timing and amount of any further repurchases or cancellations cannot be assured, the Company intends to act diligently to complete as much of the remaining mandate as practical prior to its expiry on July 6, 2026.

At the Company’s Annual General Meeting on July 7, 2026, shareholders will be invited to approve a further buyback mandate of up to 20% of the Company’s issued Class A Ordinary Shares, valid for the following twelve months. Details of the AGM are available in the Company’s SEC filings here.

About Genius Group

Genius Group (NYSE: GNS) is a global education group delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit geniusgroup.ai

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai